Exhibit 99.9

NICE Empowers Garanti Bank to Improve Customer Service and Build
Brand Loyalty with its Advanced Analytics Solution

NICE’s leading Interaction Analytics solution has helped Turkey’s second largest bank reduce complaints in its Collection Department by nearly 15 percent while improving regulatory adherence

Hoboken, N.J., November 27, 2017 – NICE (Nasdaq:NICE) today announced that Turkiye Garanti Bankası A.Ş., Turkey’s second largest private bank, is using NICE’s leading analytics solution to boost efficiency, improve customer satisfaction, and ensure greater regulatory adherence. In fact, the bank reduced complaints by almost 15 percent and increased customer satisfaction in the Collection Department within months of implementation.

With NICE Analytics, Garanti Bank is able to quickly and accurately detect complaint and risk of churn among its late paying customers, as well as regulatory compliance errors. With this data, supervisors are empowered to guide agents to take timely preventive or corrective action before customer issues develop. The bank, with 14.5 million customers and global offices, boasts a collection call center with more than 250 seats.

The following results were achieved just two months after the solution was fully deployed:

•	Decrease in customer complaints by 15%
•	Increase in agent performance and efficiency
•	Increase in quality evaluation scores
•	Reduced churn that prevented the loss of thousands of dollars

NICE’s analytics capabilities have also facilitated more effective agent evaluations, with 20 percent more calls being evaluated and automated reports delivered to the relevant stakeholders. The advanced dashboard and in-depth analytics provide quality assurance teams with detailed information on KPIs such as average handle time, holds, call transfers, silence ratios per call, misinformed calls, and non-authenticated calls. Both ad-hoc studies and ongoing reporting facilitate improved service, collections and recovery, as well as increased operational optimization for greater overall business value. Garanti Bank also indicated that they will start using the NICE Analytics solution in their contact center department soon as well.

The successful installation, implementation, and ongoing consultancy services have been supported by 3-D Bilisim, a long-standing partner of NICE.

John O’Hara, president of NICE EMEA:
"We are gratified that Garanti Bank chose NICE Analytics to reinvent its customer service. The impressive and rapid results the bank is seeing are reflective of the top-notch expertise and capabilities that NICE delivers to the banking industry to help companies mitigate demanding regulatory requirements while offering exceptional customer-facing services.”

Teoman Alponat, Senior Vice President Retail Collection for Garanti Bank:
"We are just at the beginning of the road with the NICE Analytics solution and we have already seen impressive results. Not only have we decreased customer complaints, but the quality assurance and contact center teams are also saving valuable time. Our quality management procedures have been revolutionized, with the conserved resources invested back into customer service through high-value agent improvement.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced omnichannel analytics of structured and unstructured voice and text data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.